UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________
SCHEDULE 14D-9
Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 6)
CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company)
CANADA SOUTHERN PETROLEUM LTD.
(Name of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
135231108
(CUSIP Number of Class of Securities)
________________
Timothy L. Largay, Esq.
Murtha Cullina LLP
CityPlace I, 185 Asylum Street
Hartford, Connecticut 06103-3469
Telephone: (860) 240-6017
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
With Copies to:

Pat C. Finnerty, Esq.	Jeffrey Bagner, Esq.
Blake, Cassels & Graydon LLP	Fried, Frank, Harris, Shriver &
Suite 3500, Bankers Hall East	Jacobson LLP
855 — 2nd Street SW	One New York Plaza
Calgary, Alberta T2P 4J8	New York, NY 10004
Canada

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 4. Solicitation/Recommendation
Item 9. Exhibits
SIGNATURE
INDEX TO EXHIBITS
EX-99.A.13: DIRECTORS' CIRCULAR
EX-99.A.14: PRESS RELEASE

     This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) filed by Canada Southern Petroleum Ltd. (“Canada Southern” or the “Corporation”) with the Securities and Exchange Commission (the “Commission”) on May 25, 2006, as previously amended by Amendment No. 1 through Amendment No. 5 (as amended, the “Statement”) relating to the unsolicited tender offer (the “Petro-Canada Offer”) by Nosara Holdings Ltd. (“Nosara Holdings”) and Petro-Canada (collectively, the “Offeror”) described in a Tender Offer Statement on Schedule TO initially filed by the Offeror with the Commission on May 15, 2006, to purchase all of the issued and outstanding common shares (“Common Shares”) of Canada Southern at a purchase price of U.S. $7.50 in cash per Common Share.
     Except as specifically provided herein, this Amendment does not modify any information previously reported on the Statement.
     Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.
Item 4. Solicitation/Recommendation
     Item 4 is hereby amended and supplemented by adding thereto:
     On June 26, 2006, the Board of Directors of Canada Southern (the “Board”) issued a Directors’ Circular (the “June 26, 2006 Directors’ Circular”) in connection with the offer, dated June 26, 2006, (the “Canadian Oil Sands Offer”) by 1212707 Alberta Ltd. (the “Canadian Oil Sands Offeror”), a wholly owned subsidiary of Canadian Oil Sands Limited (“Canadian Oil Sands”), to purchase all of the outstanding Common Shares of the Corporation, including any Common Shares which may become outstanding upon the exercise of options or other rights to purchase Common Shares, at a price of U.S. $9.75 per Common Share. The June 26, 2006 Directors’ Circular also was issued in connection with the offer, dated June 16, 2006, (the “CanSup Offer”) by Canadian Superior Energy Acquisitions Inc. (the “CanSup Offeror”), a wholly owned subsidiary of Canadian Superior Energy Inc. (“Canadian Superior”), to purchase all of the issued and outstanding Common Shares of the Corporation, including any Common Shares which may become outstanding upon the exercise of options to purchase Common Shares, at a price of Cdn. $2.50 cash and 2.75 common shares of Canadian Superior per Common Share.
     In the June 26, 2006 Directors’ Circular, the Board reaffirmed its recommendation to the shareholders of Canada Southern that they reject the Petro-Canada Offer for the reasons outlined in the directors’ circular, dated May 25, 2006, which was previously issued by the Board in connection with the Petro-Canada Offer, and for the additional reason that the Canadian Oil Sands Offer is superior, from a financial point of view, to the Corporation’s shareholders when compared to the Petro-Canada Offer.
     The June 26, 2006 Directors’ Circular is filed as Exhibit (a)(13) to this Amendment No. 6. The information set forth in the June 26, 2006 Directors’ Circular under the headings “Summary — The Petro-Canada Offer,” “Directors’ Circular,” “Unanimous Recommendations of the Board,” “Analysis and Reasons for the Board’s Conclusions and Recommendations” and “Opinions of Canada Southern’s Financial Advisor” is hereby incorporated herein by reference.

Item 9. Exhibits
          Item 9 is amended and supplemented by adding thereto:
          (a)(13) Directors’ Circular, dated June 26, 2006.
          (a)(14) Press Release, dated June 26, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANADA SOUTHERN PETROLEUM LTD.
By:	/s/ John W.A. McDonald
	Name:	John W.A. McDonald
	Title:	President and Chief Executive Officer

Dated: June 26, 2006

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(13)	Directors’ Circular, dated June 26, 2006.

(a)(14)	Press Release, dated June 26, 2006.